Insight Acquisition Corp.
333 East 91st Street
New York, New York 10128
Tel. No. (609) 751-3193

July 3, 2024

Division of Corporation Finance

U.S. Securities and Exchange Commission

Office of Real Estate & Construction

100 F Street, N.E.

Washington, DC 20549

Attn:	Pearlyne Paulemon

Pam Long

Re:	Insight Acquisition Corp.

Registration Statement on Form S-4

Filed February 8, 2024

File No. 333-276291

Ladies and Gentlemen:

Insight Acquisition Corp. (the “Company” or “IAC”) is hereby responding to the letter, dated February 23, 2024 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-4 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting an amended Registration Statement on Form S-4 (the “Amended Registration Statement”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental disclosure as requested. The Staff’s comments are repeated below in italics and followed by the Company’s response. We have included page references to the Amended Registration Statement where the language addressing a particular comment appears. Terms used but not otherwise defined herein have the meanings set forth in the Amended Registration Statement. The changes reflected in the Amended Registration Statement include those made in response to the Staff’s comments as well as other updates.

Form S-4 Amendment 1 filed February 8, 2024

May the Sponsor or IAC’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?, page xiv

1.	We note your response to prior comment 4 and partially re-issue. We note your disclosures that, among other things, the purpose of any such purchases of shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination. Please clarify how you will comply with the requirements of Rule 14e-5 here and in similar disclosure elsewhere in the prospectus. Please see our Tender Offer Rules and Schedules C&DI Question 166.01 for information about the staff’s views in this regard. Please also revise to remove the implication that IAC would purchase shares in connection with the business combination.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xv, 105 and 106 of the Amended Registration Statement accordingly.

Impact of the Business Combination on IAC’s Public Float, page 10

2.	We note your response to prior comment 11, however, we note that Section 4.3(b)(ii) of Exhibit 3.1 does include anti-dilution terms for holders of the Class B common stock. If this provision will not impact the conversion of the Class B due to the number of shares of Class A expected to be outstanding at the time of the conversion due to redemptions or for other reasons, please explain, and clarify why holders of the remaining Class B shares will not receive any additional shares upon conversion due to the issuance of shares to Polar or Janbella or any other party in connection with additional funding.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 11 and elsewhere in the Amended Registration Statement to clarify why the conversion of the Class B common stock to Class A common stock will not result in anti-dilutive adjustments that would result in more than one share of Class A common stock being issued upon conversion of each share of Class B common stock.

Interests of IAC’s Sponsor, Directors and Officers in the Business Combination, page 15

3.	We note your response to prior comment 12, however, we are unable to locate disclosure of the aggregate dollar amount of what (i) your Sponsor and its affiliates and (ii) each of your officers and directors have at risk that depends on the completion of a business combination. Also in connection with comment 12, please clarify who currently owns any Class B shares. We note your disclosure that 449,997 out of 900,000 Class B shares are Sponsor-owned.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages xvii, 8, 18, 41 and 91 in the Amended Registration Statement to disclose the approximate aggregate dollar amounts of what the Sponsor and its affiliates and each of our officers and directors have at risk depending on the completion of the Business Combination, as well as who currently owns shares of Class B common stock.

4.	As requested in prior comment 20, please revise the conflicts of interest discussions here and those beginning on pages 87 and 96 so that they highlight all material interests in the transaction held by the Sponsor and your officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, Alpha Modus. In addition, please clarify how the IAC Board considered those conflicts in negotiating and recommending the business combination. Finally, please address here and in the Background of the Business Combination section whether the waiver of the corporate opportunities doctrine that is present in your charter created a potential conflict of interest or impacted your search for an acquisition target.

Response: We acknowledge the Staff’s comment and have revised the disclosure on page 90 to page 104 in the Amended Registration Statement.

Recommendation of the IAC Board and Reasons for the Business Combination, page 94

5.	We note your response to prior comment 22 and disclosure that the IAC Board concluded that the consideration of $110 million was fair and reasonable given that Mr. Alessi told IAC Management that Alpha Modus estimates the potential of $300 million of damages from initial patent infringement cases and over $1 billion from infringement cases over the life of its patents. Please revise to disclose Alpha Modus’s basis for these estimates and specifically describe any assumptions underlying this information and limitations on its reliability. In this regard, please discuss the difficulty in predicting the outcome of patent enforcement litigation (disclosed in your risk factor on page 29), the expense of such litigation and the lengthy forecast period related to the $1 billion estimate. Please include similar disclosure where these estimates are given throughout the prospectus.

Response: We acknowledge the Staff’s comment and have revised the existing disclosure on pages 8, 9, 99, 100, and 101 on the Amended Registration Statement.

6.	Please disclose whether the IAC Board believed Alpha Modus’s estimates of future potential damages recoverable in its patent infringement cases were reasonable and if so, why, including whether the IAC Board performed any separate analysis of estimates. Elaborate on the extent to which the IAC Board considered the reliability of these estimates in concluding the consideration for the business combination was fair and reasonable and in recommending the transaction to shareholders, and disclose what consideration the IAC Board gave to the difficulty in predicting the outcome of patent enforcement litigation and the costs associated with such litigation. Finally, please also discuss how the IAC Board evaluated the future potential licensing revenues of Alpha Modus in evaluating the fairness and reasonableness of the $110 million of consideration, particularly in light of the fact that Alpha Modus does not appear to have generated any licensing revenues.

Response: We acknowledge the Staff’s comment and have revised the existing disclosure on pages 8, 9, 99, 100, 101, 102 and 105 in the Amended Registration Statement.

U.S. Federal Income Tax Considerations, page 101

7.	We note your response to prior comment 23. Because shareholders are making a decision whether to redeem or keep their shares in connection with the merger transaction, the federal income tax consequences of either election should be described. If the consequences are that the transaction will be tax-free to non-redeeming shareholders or are otherwise material, please also provide an opinion of counsel to this effect.

Response: We acknowledge the Staff’s comment and respond by noting that non-redeeming shareholders of IAC are not exchanging their shares in the proposed Business Combination, and, as such, are not engaging in any transaction that could result in a taxable event. The proposed Business Combination is being effectuated via a reverse triangular merger whereby IAC has formed a Florida subsidiary that will merge with and into Alpha Modus, with Alpha Modus surviving. In the merger transaction shareholders of Alpha Modus will exchange their shares of Alpha Modus for shares of IAC common stock. The non-redeeming shareholders of IAC will continue to hold their shares of IAC common stock without any direct economic impact or any other transactional implications as a result of the Business Combination as the non-redeeming shareholders are simply unaffected by it. Accordingly, the proposed Business Combination does not create any event, taxable or non-taxable, and thus, does not result in any U.S. federal income tax consequences, for the non-redeeming shareholders of IAC. As such, we submit IAC should not be required to provide an opinion of counsel with respect to the U.S. federal income tax consequences of the transaction to non-redeeming shareholders of IAC.

Alpha Modus

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations Plan Of Operation, page 143

8.	We note you entered into a license agreement with GZ6G Technologies Corporation, which gives GZ6G the right to use Alpha Modus’ patented intellectual property. Please expand your disclosures here and elsewhere as appropriate to discuss the role such arrangement will have on your plan of operations going forward and highlight the material significant terms of the agreement including any monetary arrangements among all parties involved.

Response: We acknowledge the Staff’s comment and have revised the disclosure on pages 1, 73, 150, and 152 in the Amended Registration Statement.

Beneficial Ownership of Securities, page 162

9.	We note your response to prior comment 26, please revise the table, by footnote or otherwise, to address how the information in the table reflects the conversion of the 900,000 shares of Class B common stock that are still outstanding, including any additional shares of Class A to be issued as a result of the conversion and anti-dilution provisions of the Class B. If you believe the beneficial ownership of these remaining shares is not required to be disclosed, please tell us why in your response letter.

Response: We acknowledge the Staff’s comment and have revised the explanatory paragraphs prefatory to the beneficial ownership table on page 174 to include disclosure regarding the assumptions underlying the conversion of the Class B common stock into Class A common stock. Additionally, note 1 to the table discloses that the Sponsor is the beneficial owner of 449,997 shares of Class B common stock as of the Ownership Date. There is no other beneficial owner of more than 5% of either the Class A common stock or Class B common stock as of the Ownership Date.

General

10.	In addition to the clean copy of your next amendment, please file a copy that is marked to indicate the changes effected by the amendment.

Response: We acknowledge the Staff’s comment and have filed a copy of the Amended Registration Statement that is marked to indicate the changes effected by the amendment.

Please contact James Prestiano of Loeb & Loeb LLP, counsel to Insight Acquisition Corp., at (212) 407-4831 or by email at jprestiano@loeb.com, or Lance Brunson of Brunson Chandler & Jones, PLLC, counsel to Alpha Modus Corp., at (801) 303-5737 or by email at lance@bcjlaw.com if you have any questions or if would like additional information with respect to any of the foregoing. Thank you for your assistance and review.

Sincerely,

Insight Acquisition Corp.

/s/ Michael Singer
Michael Singer
Executive Chairman

4